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                                                                    Exhibit 99.1


                                 PRESS RELEASE


                                 HOLLINGER INC.

                          2002 SECOND QUARTER RESULTS


         TORONTO, August 29, 2002 -- Hollinger Inc., (TSX: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 with comparison to the six months ended June 30, 2001.



                                                    PER RETRACTABLE COMMON SHARE

                               THREE MONTHS              SIX MONTHS            THREE MONTHS            SIX MONTHS
                               ENDED JUNE 30            ENDED JUNE 30          ENDED JUNE 30          ENDED JUNE 30
                              2002       2001         2002        2001       2002        2001        2002         2001
                              ----       ----         ----        ----       ----        ----        ----         ----
                                (MILLIONS OF CDN. DOLLARS)                             (CDN. DOLLARS)

Total revenue                409.8      514.8        828.5     1,062.5        n/a         n/a         n/a          n/a
EBITDA                        46.8       31.2         96.6        80.1        n/a         n/a         n/a          n/a
Net loss                     (18.2)      (8.9)       (21.0)       (0.3)    $(0.57)    $ (0.26)    $ (0.65)     $ (0.01)


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                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000's)

                                                THREE MONTHS ENDED JUNE 30                   SIX MONTHS ENDED JUNE 30
                                                    2002               2001                2002                     2001
Revenue
   Sales                                        $403,737           $483,205            $812,791               $  994,019
   Investment and other income                     6,040             31,592              15,686                   68,502
                                                --------           --------            --------               ----------
                                                 409,777            514,797             828,477                1,062,521
                                                --------           --------            --------               ----------

Expenses
   Cost of sales and expenses                    356,938            451,973             716,221                  913,873
   Depreciation and amortization                  20,053             37,334              40,521                   74,280
   Interest expense                               27,006             45,383              62,624                   90,007
                                                --------           --------            --------               ----------
                                                 403,997            534,690             819,366                1,078,160
                                                --------           --------            --------               ----------

Net loss in equity
   accounted companies                              (322)            (2,556)               (485)                  (6,821)

Net foreign currency gains (losses)                2,635              2,590               1,006                   (2,282)
                                                --------           --------            --------               ----------

Earnings (loss) before the undernoted              8,093            (19,859)              9,632                  (24,742)
   Unusual items                                   3,386                137             (53,309)                  70,125
   Income taxes                                  (21,188)             3,024              12,389                  (17,677)
   Minority interest                              (8,477)             7,774              10,299                  (28,028)
                                                --------           --------            --------               ----------
Net loss                                        $(18,186)          $ (8,924)           $(20,989)              $     (322)
                                                ========           ========            ========               ==========
Net loss per retractable
  common share                                  $  (0.57)          $  (0.26)           $  (0.65)              $    (0.01)
                                                ========           ========            ========               ==========

The net loss in the second quarter of 2002 amounted to $18.2 million or a loss of $0.57 per retractable common share compared with $8.9 million or a loss of $0.26 per share in 2001. The net loss in the six months ended June 30, 2002 amounted to $21.0 million or a loss of $0.65 per share compared to a net loss of $0.3 million or a loss of $0.01 per share in 2001.

Sales revenue and operating income for the second quarter of 2002 were $403.7 million and $26.7 million compared with $483.2 million and an operating loss of $6.1 million in 2001. Sales revenue and operating income for the six months ended June 30, 2002 were $812.8 million and $56.0 million compared with $994.0 million and $5.9 million in 2001. The reduction in sales revenue primarily results from the sales of Canadian properties in 2001 but is also due to lower sales revenue in local currency at both the U.K. Newspaper Group and Chicago Group. The improvement in year over year operating income results from improved operating results in local currency at Chicago Group and the U.K. Newspaper Group, the 2001 sale of the National Post, which incurred significant operating losses in the second quarter and six months ended June 30, 2001 and the adoption on January 1, 2002 of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 which resulted in goodwill not being amortized subsequent to six months ended June 30, 2001 amortization of goodwill, intangibles and circulation which is not being amortized in 2002, approximated $15.9 million and $32.1 million, respectively. These improvements were partly offset by the effects of the sale in 2001 of Canadian newspapers which contributed operating income in 2001.

Interest expense for the second quarter of 2002 was $27.0 million compared with $45.4 million in 2001, a reduction of $18.4 million and for the six months ended June 30, 2002 was $62.6 million compared with $90.0 million in 2001, a reduction of $27.4 million. These reductions mainly result from lower debt levels in 2002 compared with 2001. The Company reduced its Bank Credit Facility in mid 2001 by $142.0 million and made an additional $38.5 million repayment in January 2002. In addition, Hollinger International Inc. reduced its long-term debt in March 2002 and in 2001.

Investment and other income in the second quarter 2002 and six months ended June 30, 2002 amounted to $6.0 million and $15.7 million compared with $31.6 million and $68.5 million in 2001, a decrease of $25.6 million and $52.8 million, respectively. Investment and other income in the second quarter 2001 and six months ended June 30, 2001 included interest on debentures issued by a subsidiary of CanWest Global Communications Corp. ("CanWest") and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the shares were sold and participation interests were sold in respect of nearly all of the debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter 2002 when a portion of Hollinger International's long-term debt was retired. This has resulted in lower interest expense but this benefit is not fully reflected in the six months ended June 30, 2002.

Unusual items in the second quarter 2002 amounted to a gain of $3.4 million compared with $0.1 million in 2001. Unusual items in second quarter 2002 included additional costs of retiring a portion of Hollinger International's long-term debt, a gain on the dilution of the investment in Hollinger International, a foreign exchange gain in respect of the Hollinger Participation Trust and the costs of the buyout of a leasehold interest. Unusual items in second quarter 2001 included a gain on the dilution of the investment in Hollinger International offset in part by the write-offs of investments and duplicative start-up costs related to the new printing facility in Chicago.

Net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International.


SHARE CAPITAL INFORMATION

As at June 30, 2002, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference Shares              Retractable Common Shares                 Options
4,755,979 Series II            32,068,889                                913,000
10,147,225 Series III


Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated August 6, 2002.


For more information please call:


J. A. Boultbee
Executive Vice-President
  and CFO
Hollinger Inc.
(416) 363-8721